Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the three months ended March 31,
	2010	2009
Earnings
Income (loss) before income taxes	$605	$(1,483)
Income from equity investees	(28)	(19)

Income (loss) before income taxes before adjustment for income from equity investees	577	(1,502)

Fixed charges	279	266
Distributed income of equity investees	15	16
Capitalized interest	(26)	(8)

Preferred returns on consolidated subsidiaries	(7)	—

Total earnings available for fixed charges	$838	$(1,228)

Fixed charges
Interest and debt expense	$269	$263
Interest component of rent	3	3
Preferred returns on consolidated subsidiaries	7	—

Total fixed charges	$279	$266

Ratio of earnings to fixed charges(1)	3.00	—

Fixed charges
Interest and debt expense	$269	$263
Interest component of rent	3	3
Preferred returns on consolidated subsidiaries	7	—
Preferred stock dividend of parent	13	9

Total fixed charges and preferred stock dividend	$292	$275

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	2.87	—

(1)	Earnings for the quarter ended March 31, 2009 were inadequate to cover fixed charges by $1.5 billion.

(2)	Earnings for the quarter ended March 31, 2009 were inadequate to cover fixed charges and preferred stock dividends by $1.5 billion.
For purposes of computing these ratios, earnings means income (loss) before income taxes before:
- income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and
-fixed charges;
less:
-capitalized interest; and
-preferred returns on consolidated subsidiaries.
Fixed charges means the sum of the following:
-interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
-amortization of debt costs;
-that portion of rental expense which we believe represents an interest factor; and
-preferred stock dividends and preferred returns on consolidated subsidiaries.